Confidential Treatment Requested
by AquaVenture Holdings Limited

AVH-0001

Goodwin Procter LLP
Counsellors at Law
100 Northern Avenue
Boston, MA 02110
T: 617.570.1000
F: 617.523.1231

September 19, 2016

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

AquaVenture Holdings Limited

14400 Carlson Circle

Tampa, FL 33626

Attn:  Douglas R. Brown, Chief Executive Officer

Telephone:  (813) 855-8636

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.
Washington, D.C. 20549

Attention: Lisa M. Kohl

Re:	AquaVenture Holdings Limited
Registration Statement on Form S-1
CIK No. 0001422841

Dear Ms. Kohl:

Rule 83 Confidential Treatment Request by AquaVenture Holdings Limited

This letter is being supplementally furnished on behalf of AquaVenture Holdings Limited (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-207142) (the “Registration Statement”) that was first filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2015.  To assist the staff of the

Confidential Treatment Requested

by AquaVenture Holdings Limited

AVH-0002

Division of Corporation Finance (the “Staff”) in its evaluation of share compensation expense and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s ordinary shares to be $[***] to $[***] per share.  The Company expects that it will narrow the above range to a $2 range that would be reflected in the preliminary prospectus prior to the commencement of the roadshow.

The Company notes that the only equity-based compensatory grants it has made within the two-year period of the date of this letter were (i) grants between November 2014 and August 2015 of Class B Profits Interests of AquaVenture Holdings LLC and Options to Purchase Class B Shares of AquaVenture Holdings LLC, and (ii) grants made in November 2014 of Options to Purchase Ordinary Shares of Quench USA Holdings LLC.  Each of these grants was issued with a hurdle price or exercise price, as applicable, that implied an equity valuation of the consolidated company of approximately $[***].  The proposed price range for the Company’s ordinary shares noted above implies a pre-offering equity valuation range of approximately $[***] to $[***].

The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.  Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Douglas R. Brown, Chief Executive Officer, AquaVenture Holdings Limited, 14400 Carlson Circle, Tampa, FL 33626, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  The Company respectfully

Confidential Treatment Requested

by AquaVenture Holdings Limited

AVH-0003

requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

Confidential Treatment Requested

by AquaVenture Holdings Limited

AVH-0004

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan.

Michael J. Minahan

Enclosures

cc:	Douglas R. Brown, AquaVenture Holdings Limited
Anthony Ibarguen, AquaVenture Holdings Limited
Lee Muller, AquaVenture Holdings Limited
Mark H. Burnett, Goodwin Procter LLP
Gregg L. Katz, Goodwin Procter LLP